Exhibit 1
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FOR IMMEDIATE RELEASE                                               13 July 2007


                  WPP Completes Acquisition of 24/7 Real Media

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New  York,   NY,  and  London,   England,   July  13,  2007  --  WPP  Group  plc
(NASDAQGS:WPPGY) (LSE:WPP.L) ("WPP") today announced the completion of its acquisition of 24/7 Real Media, Inc. ("24/7 Real Media").

WPP's acquisition of 24/7 Real Media was structured as a cash tender offer for all the outstanding shares of common stock of 24/7 Real Media followed by a merger of a WPP subsidiary into 24/7 Real Media. In the merger, outstanding 24/7 Real Media shares that were not tendered in the tender offer were converted into the right to receive $11.75 per share, in cash, without interest.

As a result of the merger, 24/7 Real Media is now an indirect-wholly owned subsidiary of WPP.


Contact:
Feona McEwan, WPP       T +44 (0)20 7408 2204
Fran Butera, WPP        T +1 212 632 2200
www.wpp.com

About WPP

WPP is one of the world's leading communications services groups. Through its operating companies it provides a comprehensive range of communications services. These services include: advertising; media investment management; information, insight and consultancy; public relations and public affairs; branding and identity, healthcare and specialist communications. The Company employs approximately 100,000 people (including associates) in 2,000 offices in 106 countries, providing communications services to more than 300 of the companies that comprise the Fortune 500, over one half of the companies that comprise the NASDAQ 100 and more than 30 of the companies that comprise the Fortune e-50.

About 24/7 Real Media

24/7 Real Media is a leading global digital marketing company, empowering advertisers and publishers to engage their target audiences with greater precision, transparency and ROI. Using its award winning ad serving, targeting, tracking and analytics platform, powerful search marketing capabilities and global network of specialized Web sites, the company has turned the art of reaching audiences across virtually any digital medium into a measurable science. The company is headquartered in New York, with 20 offices in 12 countries throughout North America, Europe and the Asia Pacific region. For more information, please visit www.247realmedia.com.

24/7 Real Media: The Science of Digital Marketing.

24/7 Real Media is a member of the NAI and adheres to the NAI privacy principles that have been applauded by the FTC. These principles are designed to help ensure Internet user privacy. For more information about online data collection associated with ad serving, including online preference marketing and an opportunity to opt-out of 24/7 Real Media cookies, go to: www.networkadvertising.org.

Forward-looking Statement

This release includes statements that are, or may be deemed to be, "forward-looking" statements. These forward-looking statements can be identified by the use of forward-looking terminology, including inter alia the terms "believes", "plans", "expects", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology.

These forward-looking statements include matters that are not historical facts and include statements regarding WPP's intentions, beliefs or current expectations concerning, among other things, WPP's results of operations, financial condition, liquidity, prospects, growth, strategies, the outlook for relevant markets and the acquisition of 24/7 Real Media. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements in this release reflect WPP's view with respect to future events as of the date of this release and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to WPP's operations, results of operations, growth strategy and liquidity.

Except as required by relevant law or regulation, WPP undertakes no obligation publicly to release the results of any revisions to any forward-looking statements in this release that may occur due to any change in its expectations or to reflect events or circumstances after the date of this release. Information in this release should not be relied upon as a guide to future performance.

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